Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

October 27, 2005

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Attn: Mr. Larry Spirgel

Re:	Cbeyond Communications, Inc.
Registration Statement on Form S-1
File No. 333-124971

Dear Mr. Spirgel:

The undersigned, Deutsche Bank Securities Inc., is acting as representative of the several underwriters (the “Underwriters”) in connection with the offering (the “Offering”) of common stock, par value $0.01 per share, of Cbeyond Communications, Inc. (the “Company”) pursuant to the above-captioned Registration Statement on Form S-1. On behalf of the Underwriters, we hereby advise you that, after discussion with the Company and its advisors, we believe that the changes to the preliminary prospectus included in Amendment No. 8 to the Registration Statement do not represent a material adverse change to the disclosure contained in the preliminary prospectus that was previously distributed to prospective investors. We also advise you that the Underwriters will contact their accounts and discuss with them the changes to the Offering prior to the confirmation of purchase orders and that all confirmations of purchase orders by the Underwriters will be accompanied by a final prospectus that reflects the changes to the Offering.

Sincerely,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ David Pearson
Name: Title:	David Pearson Managing Director

By:	/s/ Jeffrey Mortara
Name: Title:	Jeffrey Mortara Managing Director